SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS TRANSFERS TO THE NASDAQ CAPITAL MARKET

Research Triangle Park, NC – September 27, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced that, effective as of Wednesday, September 28, 2005, the shares of its common stock will be listed on The Nasdaq Capital Market (formerly the Nasdaq SmallCap Market), instead of the Nasdaq National Market where its common stock is currently listed.

The company's common stock will continue to trade with the symbol SPNS.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.

For more information about Sapiens, please visit http://www.sapiens.com.

FOR ADDITIONAL INFORMATION

Elior Brin

Chief Financial Officer

Sapiens International

Tel: +972-8-938-2934

E-mail: IR.Sapiens@sapiens.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  September 27, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary